UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

MUSTARD SEED REALTY FUNDS LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 12, 2024

Physical Address of Issuer:

1660 Lutz Rd., Lima, OH 45801

Website of Issuer: www.mustardseedrealtyfunds.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received an Expense Fee in the amount of two thousand five hundred US dollars ($2,500) to cover due diligence and other expenses anticipated to be incurred by the Intermediary in connection with the Offering. At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Secured Promissory Notes

Target number of securities to be offered:

Secured Promissory Notes of varying investment amounts to equal two hundred thousand US dollars ($200,000) in subscriptions

Target offering amount:

Two Hundred Thousand US dollars ($200,000)

Minimum Investment Amount:

Five Thousand US dollars ($5,000)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

One million two hundred thirty-five thousand US dollars ($1,235,000)

Maximum number of securities to be offered:

Secured Promissory Notes of varying investment amounts to equal one million two hundred thirty-five thousand US dollars ($1,235,000) in subscriptions

Deadline to reach the offering amount:

May 28, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:
After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each

time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 1

	Most recent fiscal year-end (2025)	**Previous fiscal year (2024)**
Total Assets	$2,500	$0
Cash & Cash Equivalents	$2,500	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$2,500	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mustard Seed Realty Funds LLC

By

_5.26.2026_

Benjamin Waggamon
Owner and Principal

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Benjamin Waggamon
Owner and Principal

_5.26.2026_
(Date)

TABLE OF CONTENTS

May 29, 2026



MUSTARD SEED REALTY FUNDS LLC

FORM C
Up to $1,235,000 of Secured Promissory Notes

Mustard Seed Realty Funds LLC ("**Mustard Seed**," the "**Company**," "we," "us," or "our"), is offering a minimum amount of two hundred thousand US dollars ($200,000 (the "**Target Offering Amount**")) and up to a maximum amount of one million two hundred thirty-five thousand US dollars ($1,235,000 (the "**Maximum Offering Amount**")) of Secured Promissory Notes (the "**Note(s)**" or "**Promissory Note(s)**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by May 28, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "**The Offering and the Securities**". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC ("**Andes**" and the "**Intermediary**"). All committed funds will be held in escrow with Encore Bank ("**Encore**" or the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Secured Promissory Notes, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors 'beneficial interest in the Secured Promissory Notes. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

1.   Name of issuer: **MUSTARD SEED REALTY FUNDS LLC**

ELIGIBILITY

2.   **MUSTARD SEED REALTY FUNDS LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes   ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: **www.investmustardseedrealtyfunds.com**.

The Company must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Benjamin Waggamon	Owner, Real Estate Investor, Landlord and Manager, Mustard Seed Realty Funds, LLC	Property Management, Chief Investor and Owner Responsibilities	December 12, 2024 - present
	Owner, Real Estate Investor and Landlord, Honey Run Investments, LLC	Property Management, Chief Investor and Owner Responsibilities	June 1, 2010-present

BIOGRAPHIES



Benjamin Waggamon, Owner and Real Estate Investor

Ben has been involved in the Northwest Ohio real estate market as an investor for the last 15 years. During that time, he grew his previous portfolio to over 100 units from 0. In those 15 years, the compounded rate of return was 40% after taxes and salary while raising a family. Over time it was draining, as it was run for the sole purpose of personal profit.

Mustard Seed Realty Funds is a pivot from Ben's previous business model of personal profit. Now the main focus is reinvesting into the community. He strives to leave our community better than it was found. As Mustard Seed's motto states, "Lend us a mustard seed, we will move mountains in people's lives."

ANTICIPATED BUSINESS PLAN

Mustard Seed Realty Funds LLC ("**Mustard Seed**," the "**Company,**" "we," "us," and "our") is a Delaware limited liability company that was founded to acquire, renovate and manage apartment building properties to generate revenue for itself and to provide funding for charities. The Company is managed by Benjamin Waggamon (the "**Manager**").

COMPANY MISSION

Our mission is to dedicate a portion of our proceeds to fund impactful charities and non-profit organizations. The ideal organizations will have projects and initiatives that actively contribute to the well-being and betterment of our community's people by providing resources, services, and opportunities that address their needs and improve their quality of life.

PLAN OF OPERATIONS: The Company, known as Mustard Seed Realty Fund, LLC and registered in Delaware as a limited liability company, was formed for the purpose of acquiring and managing multi-family and apartment class real estate assets.

After securing sufficient funds from this Offering, the Manager will begin acquiring and renovating additional projects, and will manage the real estate projects on behalf of the Company. The Manager and the Company have devised a detailed methodology for identifying, vetting and acquiring properties

PROPERTY AND PROJECT CRITERIA: The criteria we use to determine where to invest our funds raised in this Offering are as follows:

- **Property Type**: Multi-family and Apartment Complexes
- **Property Class**: Mostly Class "B-" and "C+" properties with select "A" and "B" class property acquisitions if possible. The Class B-and C+ properties are often in decent condition but will likely need some ongoing maintenance to maintain position in the market. The purchase price of Class A and Class B properties is often high which could require higher rents. Given that most potential renters live close to the top of their means, the Class A and Class B properties would be the first needed to lower their rents in an economic downturn, which could have big effects on profits for years to come.
- **Average Property Size**: 100 units, 1-3 bedroom floor plans
- **Property Condition**: Deferred maintenance and rehabilitation expected on majority of properties
- **Location –** The Company plans to initially target West Central Ohio with plans to extend as operations scale up over the upcoming years.
- **Property Size**: Individual unit matrices with a focus on 2 bedrooms
- **Acquisition price**: Up to 90% of Fair Market Value

The Company has methods for determining cash flow and potential expansion. Our minimum cash flow requirement is six percent (6%). However, we could likely see larger cap rates. We plan to seek and purchase projects that are undervalued and have room for growth.

As our team reviews potential properties, our analysis is to identify major structural defects, such as cracks in the foundation and damages in exterior walls and minor defects, such as decorative deficiencies or warped floors and ceilings. We have found that the most profitable projects we have previously located are ones that have minor defects, typically needing new fixtures, paint, flooring, and light, and electrical and plumbing mechanical work. Our commitment is to rehab and develop such potential residential downfalls to prevent neighborhood blight, unsafe living conditions and the loss of potentially affordable housing.

The Company seeks to acquire both actively functioning properties and vacant properties. Acquired properties that continue operations and retain tenants could be on cash flow positive from day one. Most of the cash flow will be put back into the properties to provide for operations such as rehabilitation requirements, ongoing maintenance, management team and taxes over years one to three. Properties, vacant and uninhabited, need to have certain standards to attract quality renters. The Company does not engage third party inspectors but their team acknowledges HUD recommendations and code requirements. It is paramount that if we buy something that is currently vacant or in significant disrepair, in order to attract a quality renter, we will have to invest heightened levels of effort, repair and rehab into that property to enhance it. Committed development plans potentially extends structural availability of the property, enhances good quality and living conditions, and could ultimately increase the value of the Company's efforts.

VETTING PROCESS: We plan to routinely inspect each property prior to purchasing and until each closing is complete. The Company intends to formulate a plan and put hard numbers for rent collection, for any cost of needed upgrades and for carrying costs on each unit in the phase of the purchase of the property. With past experience of buying and selling over 100 single family homes, the principal of the Company has been able to get very close on estimates over the years, usually within ten percent (10%) of cost estimates on previous projects.

CHARITABLE DONATIONS: The Company's openhanded aim is to provide funding for charities and non-profit organizations. Our current selected charities are local in nature and the selected groups will expand as this business grows. The first funded charity will be Community Relief, an Ohio 501(c)3 non-profit. Community Relief is a home repair ministry for people who are not capable of doing home repair projects themselves. Whether the supported person is elderly, handicapped or does not have the skillset, the organization's volunteers come in, offer support, assistance and help the community. The second funded contributions are for the development of caring closets, an action placing a "closet" into our local schools which provide toiletries to students that do not have those items readily available to them, such as shampoo, deodorant, soap, laundry detergent, combs, brushes, makeup remover, feminine hygiene products and other items that the schools feel are needed. The caring closet mission has been formed by the Company principal's family and has been well received by the local community. The third funded charity will be local youth sports teams/ parks and recreation departments.

The Company's plan is to act in good faith and donate to non-profits without a signed agreement. It is a common approach that maintains flexibility but could carry certain risks regarding donor intent and tax documentation. Charitable donation agreements are sometimes deemed necessary if the Company is making a large donation over time or to ensure that the recipient organizations have exclusive ownership and control over the gift and, if so requested, the Company may consider agreeing to such agreements.

Our goal is to use the wealth that is created through this business to improve our community. The Company estimates between 25-40% of the cash flow generated from operating activities will go to these charities. The percentage donated will be at the discretion of the Manager and will vary year by year based on profitability.

CURRENT OPERATIONAL PROJECTS

607 W. Grand Avenue. An Affiliate of the Company, Honey Run Investments, LLC ("Honey Run"), an Ohio limited liability company, acquired a multi-unit property at 607 W. Grand Avenue, Lima, OH ("Grand") on November 1, 2021. Grand was valued at an estimated $60,000 at the time of purchase. Since acquisition the Affiliate has completely remodeled the property, including new paint, windows, plumbing, HVAC, electric, a new bathroom, flooring, roof repair, soffit, and gutters, using personal funds provided by Bengamin Waggmon, Manager. The property is now valued at an estimated $135,000. On April 3, 2026, Honey Run transferred Grand to Mustard Seed through an approved Ohio General Warranty Deed. The sale price was zero dollars and it was deeded from Honey Run to Mustard Seed. The transfer challenges included the rehabilitation process of the house then the cost and difficulty of reassigning the property from entity to another; however, the property is currently rented, paid on a monthly basis and a portion of rent received is enthusiastically donated to charities selected and supported by the Company.

772 N. Elizabeth. This location was bought on February 13, 2026 and its remodeling started early March 2026 with contributions received directly from Manager. During the remodeling the Company fully gutted the home and repaired any structural issues that were found on internal structural review. The rehab included a new roof, siding, gutters, fascia, HVAC, electrical, insulation, drywall, paint, flooring, cabinets, trim, sidewalks, and a concrete walkway. It is estimated that the remodeled home would appraise around $110,000.

VENDORS AND THIRD PARTY CONTRACTORS: We plan to keep development and construction within the Company. The Company works hard to retain our employees, including making it a plan to give bonuses to our people throughout the year and based on enhancement of construction project conditions. If the Company identifies a new tool that speeds up and makes the construction job easier, the Company will often provide one to each employee to increase comfort and expedite construction plans. These small gifts usually go a long way to make the workers feel valuable and appreciated. The Company's executive makes it a point to frequently and directly communicate appreciation, support and thankfulness to the employees. Employees can help anyone to build their business but, with respect, they choose to provide ongoing assistance to the Company. That is something for which the Company will forever be thankful.

INSURANCE: We insure all our properties at replacement cost with rent replacement. Our plan is to have each complex covered with $1,000,000 plus liability. Based on comprehensive analysis from the Company's insurance agent, as the Company grows the plan is to potentially increase the amount of risk, liability, or potential loss up to $5,000,000 in an umbrella policy.

EXIT STRATEGY: We plan to refinance the properties at the five (5) year mark. At that point, we will be able to pay back the Promissory Notes on time with the share of price appreciation to which each Note is entitled. The Company plans to hold the properties long term to create a method and plans to continue funding provisions to local charities.

MARKETING PLAN: The marketing plan will involve almost all online marketing. We plan to identify people who would like to help a charity and receive a good return on their investment. As we reach the Maximum Offering Amount, the advertising will slow down and eventually cease. The primary purpose of the advertising is to raise money in order to fund the acquisition of properties that will generate cash to fund charities. Once the complexes are acquired, we will not need to advertise beyond a sign or two at the entrances to properties.

The property management software that we use will syndicate to the top rental listing websites, such as Zillow, apartments.com, Apartment List, and Craigslist. The number of calls that are generated through these sites does not warrant further advertisement vacancies. For Section 8 properties, our plan is to inform the government of the vacancies and the government will have access to the ability to fill them.

Most of the time we have a new tenant lined up to move in within a week of having an apartment ready to rent. Our overturn time between tenants is typically less than two weeks unless major repairs and renovations are needed.

COMPETITION: Generally, there is a significant need for quality housing. Our experience has been that if we do our job, the tenants will do their job. It is our plan to have management offices on site and working daily, showing the tenants that we care about the properties. Having management on site will often keep small repairs from becoming larger repairs and often increases the collection rate. In the past, our Affiliate Honey Run's properties have had a lot of success retaining tenants. Its average tenant tenure was approaching five years while the industry average was two to three years.

FINANCIAL AND OTHER COMPANY SPECIFIC REPORTS: The Company will furnish to the Investors (i) unaudited annual financial statements within 90 days after the end of each of the Company's fiscal years, (ii) unaudited quarterly financial statements within 45 days after the end of each of the three fiscal quarters of each of the Company's fiscal years; and (iii) information reasonably necessary for each Member to complete federal and state i income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns, within 90 days after the end of each of the Company's fiscal years.

CAPITALIZATION: We plan to use the raised funds to generate the down payment money. The principal will put up to six months of cash into the business to help stabilize operations at the beginning. This will represent three to six (3-6) months of expenses. Few companies enjoy being low on cash and we hope to avoid it.

COMPANY INFRASTRUCTURE: Mustard Seed is a limited liability company, operating under the laws of the state of Delaware. Its physical address is located 1660 Lutz Rd., Lima, OH 45801. The ideal plan is for the Company to operate a central management office to run ongoing organization and handle operations and maintenance for smaller complexes and single family homes. It is intended for larger properties to have individual management offices directly on site.


RISK FACTORS


An investment in our Secured Promissory Notes involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Secured Promissory Note offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Notes and the market price of our Notes, which could cause you to lose all or some of your investment in our Notes. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.


Risks Related to the Company's Business and Industry


We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Notes in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.


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Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers 'or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Our success will depend upon the development of real estate, and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations.

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Develop Appropriate Properties.

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Notes offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Notes must rely entirely on the management ability of and the oversight of the Company's principals.

Potential Conflicts of Interest

Manager may also be owners and members or managers of Company affiliates, such as a real estate developer and property management company that may manage Company's real estate assets, that may be managing development work performed on the Company's assets, that may be performing financial risk assessments or that may be performing due diligence efforts on prospective real property or real estate-related investments. See "Affiliates" below. The Manager and Affiliates are permitted to devote their time to these Affiliates to the detriment of the Company if deemed reasonable or necessary by the Manager. See also "Conflicts of Interest" below.

Competition May Increase Costs.

The Company will experience competition from other sellers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and decreasing the sales price or lease rates of developed assets.

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Delays In Acquisition Of Properties.

Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property.

Under various federal, city and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties.

The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

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We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our Company.

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Investors that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Investors will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Investors that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of the portfolio investments and harm the Company's financial condition.

Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The terms of new or renewal leases may result in a reduction in income.

Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction. Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investors may receive payments and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems.

The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make payments to Investors.

The Company's investments may be subject to risks from the use of borrowed funds.

The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining senior loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required senior debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to

Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return.

The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns.

The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. As a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in payments it may be able to make to Investors.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business.

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

The Company will be subject to risks related to the geographic location of the property it develops.

The Company intends to develop rent and manage real estate assets. If the residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

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Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Note or future proposed Note.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Note or future proposed Note. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

<u>**Risks Related to the Securities**</u>

Holders of the Promissory Notes are exposed to the credit risk of the Company.
The Promissory Notes are the full and unconditional obligations of the Company and are fully recourse to the Company's assets. You will have a first priority security interest in all assets of the Company. However, the Promissory Notes may still be subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover the full amount of your investment in the Promissory Notes.

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There has been no public market for Promissory Notes, and none is expected to develop.

The Promissory Notes are newly issued securities. Although under Regulation CF the securities are not restricted, the Promissory Notes are still highly illiquid securities. No public market has developed nor is expected to develop for the Promissory Notes, and we do not intend to list the Promissory Notes on a national securities exchange. You should be prepared to hold your Promissory Notes through their maturity dates as the Promissory Notes are expected to be highly illiquid investments.

The Company may not be able to generate sufficient cash to service its obligations under the Promissory Notes.

The Company's ability to make payments on the outstanding Promissory Notes will depend on the performance of the portfolio of investments that the Company holds, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond the Company's control. The Company may be unable to maintain a level of cash flows from its portfolio of investments sufficient to permit the Company to pay principal and interest on the Promissory Notes. The Promissory Notes are Secured and no other party is obligated to make any payments to Investors on the Notes, nor does any party guarantee payments from the real estate loans. Further, the Promissory Notes are not insured or guaranteed by the United States or any governmental entity. Payments on any Promissory Notes will depend solely on the amount and timing of payments and other collections in respect of the investments owned by the Company. There is no guarantee that such amounts received by the Company are sufficient to make full and timely payments on the Notes. If delinquencies and losses create shortfalls, you may experience delays in payments due under the Notes you hold and you could suffer a loss.

There may be state law restrictions on an Investor's ability to sell the Secured Promissory Notes.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Notes. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Notes. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

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There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 100% of outstanding membership interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have securities that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Interests	Number of Interests Held Prior to Offering	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Benjamin Waggamon	Membership Interests	--	100%	100%

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THE OFFERING

Mustard Seed is offering an amount of two hundred thousand US dollars ($200,000) (the "**Target Offering Amount**")) and up to a maximum amount of one million two hundred thirty-five thousand US dollars ($1,235,000 (the "**Maximum Offering Amount**")) of Secured Promissory Notes on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by May 28, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment per investor is five thousand US dollars ($5,000). The Manager may, in its sole discretion, waive this minimum.

Terms of the Promissory Notes

Type: Secured Promissory Note

Terms: The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Secured Promissory Note of the Company. Any defined terms below are included in the Secured Promissory Note:

Maturity Date	Sixty (60) months from the date of issuance
Interest	A MONTHLY rate of one percent (1%) based upon the amount outstanding as of any calculation date.
Yield	Interest shall be payable MONTHLY commencing on the twenty-fifth day of each calendar month following the date funds are first advanced per the Note and the Subscription Agreement.
Liquidation or Dissolution of the Company	Upon an event of default, Lender may choose to notify Borrower of the default. Borrower shall have thirty (30) days from the date of the notice to remedy the default condition.
Upon Maturity	On the last day of the 60th month following the date of the signed Subscription Agreement, Borrower shall pay to Lender the entire Principal Balance then any remaining unpaid, together with accrued and unpaid fixed interest thereon.
Pre-Payment	Borrower may prepay all or a portion of the outstanding Principal Balance of the Notes before or after the invocation of an Extension Term, without penalty of any kind.

Security Interest	This Note is Secured and contains a security interest in certain assets of Borrower. This Note is secured by the assets of Borrower, whether existing now or hereafter acquired.

All questions concerning the construction, validity, enforcement and interpretation of the Secured Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

As a limited liability company, the Company is not required to authorize a set number of units and it has the right to issue additional units and to create and issue new classes of securities. The rights of secured creditors will generally be senior to those of members of the Company in the event of dissolution. Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or Secured that may have priority rights over the Secured Promissory Notes issued to Investors in this Offering.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The member holding Units is Manager of the Company. Because the Investors in this Offering do not control the day-to-day operations of the Company, the sole member may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Investors shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company. The sole member manages and controls all operations and aspects of the Company and shall be entitled to decide and invoke all matters of the Company.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons.

Honey Run Investments LLC, a real estate entity one hundred percent (100%) owned and operated by Benjamin Waggamon, Manager, transferred 607 W. Grand Avenue to the Company. On April 3, 2026, Honey Run transferred 607 W. Grand Avenue to Mustard Seed through an approved Ohio General Warranty Deed. The Grand Avenue property has a current value of $135,000. The transfer of the 607 W. Grand Avenue property from Honey Run to Mustard Seed was a transaction between two entities under common control.

Affiliates:

The following entities are affiliated with the Company, and are owned by and managed by the Manager of the Company:

- **Honey Run Investments LLC:** Honey Run Investments is owned 100% by Benjamin Waggamon, Manager.

Conflicts of Interest

The Manager of the Company is also owner and manager of the Affiliate that may manage or direct improvements at the Company's real estate assets. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its note holders or unit holders (if any, with respect to the unit holders). By acquiring a Secured Promissory Note, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

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Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Secured Promissory Notes to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


INDEBTEDNESS


The Company has no current debt.

Does the Company have operating history: ☐ Yes   ☒ No


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Mustard Seed is a newly formed entity and, as such, there are no historical financials that are relevant to this discussion. The Company will employ the funds it receives from the Investors in the manner described in the "Use of Proceeds" section below. Please refer to the "Use of Proceeds" and "Description of the Business" sections for a detailed discussion of how the Company intends to execute the Plan of Operations.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$6,000	3%	$37,050
Property Acquisition	90%	$180,000	90%	$1,111,500
Real Estate Loan Payments	1%	$2,000	1%	$12,350
Insurance Payments	1%	$2,000	1%	$12,350
Rehabilitation and Renovation Expense	2%	$4,000	2%	$24,700
Real Estate Agent Fees	3%	$6,000	3%	$37,050
Total	100%	$200,000	100%	$1,235,000

***Andes Capital Group LLC** shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



CERTIFIED PUBLIC ACCOUNTANT
SUWANEE, GA, UNITED STATES
Date: March 06, 2026

Mustard Seed Realty Funds LLC

CPA Reviwed Financial Statement

as of March 31, 2026

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of
Mustard Seed Realty Funds LLC

I have reviewed the accompanying financial statements of Mustard Seed Realty Funds LLC, which comprise the balance sheet as of March 31, 2026, and the related notes to the financial statements.

These financial statements have been prepared by management for the purpose of supporting the Company's planned Regulation Crowdfunding (Reg CF) offering.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Management is also responsible for ensuring that the financial information provided to the accountant is complete and accurate, including representations regarding the ownership of assets, liabilities, and equity interests of the Company.

Accountant 's Responsility

My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA).

A review of financial statements consists primarily of applying analytical procedures to management's financial data and making inquiries of company management regarding accounting matters and financial reporting. A review engagement is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, I do not express such an opinion.

The procedures performed in a review engagement typically include:
• Obtaining an understanding of the entity and its business activities
• Making inquiries of management concerning accounting policies and practices
• Performing analytical procedures designed to identify unusual relationships or inconsistencies
• Evaluating the financial statement presentation and disclosures
• Considering whether the financial statements appear reasonable in relation to the information provided by management

Because a review engagement provides only limited assurance, the accountant does not obtain an understanding of internal control, assess fraud risk, test accounting records through inspection, observation, confirmation, or other procedures normally performed in an audit engagement.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America (GAAP).

Emphasis of Matter – STARTUP ENTITY

As discussed in the accompanying notes to the financial statements, Mustard Seed Realty Funds LLC is a newly formed entity that is currently in the startup stage and has not yet commenced full operations. The financial statements therefore reflect limited financial activity consisting primarily of initial capital contributions and related obligations.

My conclusion is not modified with respect to this matter. Management has indicated that certain assets, including real estate and other investment-related assets, are expected to be transferred to the Company in the future. As of the reporting date, these assets have not yet been legally transferred to the Company and therefore are not reflected in the accompanying financial statements.

My conclusion is not modified with respect to this matter.

CERTIFICATION

I, Cecilia Zachary, Certified Public Accountant, hereby certify that I have reviewed the financial information and supporting documentation provided by management of Mustard Seed Realty Funds LLC.

Based on my review, which was conducted in accordance with the Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA), the accompanying financial information appears reasonable and fairly presented in accordance with generally accepted accounting principles (GAAP) based on the representations provided by management.

This certification is issued for financial reporting purposes related to the company's regulatory and funding documentation.

CECILIA ZACHARY
CERTIFIED PUBLIC ACCOUNTANT

SUWANEE, GA, UNITED STATES
CPA License: CPA013655
ceciliazachary94@gmail.com

MUSTARD SEED REALTY FUNDS LLC

BALANCE SHEET

As of March 2026

ASSETS	
Cash	$2,500
Total Assets	**$2,500**
LIABILITIES	
Total Liabilities	$0
MEMBER'S EQUITY	
Owner Capital Contribution	$2,500
Total Member's Equity	$2,500
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,500**

MUSTARD SEED REALTY FUNDS LLC

NOTES TO THE FINANCIAL STATEMENTS
As of March 31, 2026

Note 1 – Nature of Organization

Mustard Seed Realty Funds LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on December 24, 2024. The principal place of business of the Company is located in Lima, Ohio.

The Company was formed to engage in real estate investment activities, including the acquisition, ownership, management, and potential development of real estate assets and related investment opportunities.

As of the reporting date, the Company is in its startup stage and has not yet commenced significant operational activities.

Note 2 – Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The financial statements include only those assets, liabilities, and equity interests that legally belong to the Company as of the reporting date. Management is responsible for the preparation and fair presentation of the financial statements.

Note 3 – Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements.

Actual results could differ from those estimates.

Note 4 – Cash and Cash Equivalents

The Organization holds real estate assets and renovation projects supporting housing development programs. Assets are recorded at historical cost and depreciated using the straight line method.

Note 5 – Member's Equity

Mustard Seed Realty Funds LLC is currently a single-member limited liability company. The sole member of the Company is: Benjamin M. Waggamon

Ownership Interest: 100%

During the reporting period, the member contributed $2,500 in cash to the Company as the initial capital contribution. No additional capital contributions, distributions, or withdrawals were made during the reporting period.

NOTE 6 – LIABILITIES

As of March 31, 2026, the Company had no outstanding liabilities recorded on its balance sheet.

Management has represented that certain property taxes related to real estate assets may exist; however, the related real estate assets have not yet been legally transferred to the Company, and therefore the associated liabilities are not reflected in the accompanying financial statements.

NOTE 7 – Assets not yet Transferred

Management has indicated that certain assets, including real estate and other investment-related assets, are expected to be transferred to the Company in the future. As of the reporting date, these assets have not yet been legally transferred or titled in the name of Mustard Seed Realty Funds LLC.

Accordingly, such assets are not included in the accompanying financial statements.

NOTE 8 – Subsequents Events

Management has evaluated subsequent events through the date the financial statements were available to be issued.

No material subsequent events requiring adjustment or disclosure were identified.

The Company is currently preparing documentation related to a potential Regulation Crowdfunding (Reg CF) offering to raise capital for future real estate investments.

EXHIBIT B: SUBSCRIPTION DOCUMENT

Mustard Seed Realty Funds LLC
a Delaware limited liability company

REGULATION CF NOTE PURCHASE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR

AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The undersigned (the "**Investor**" and "**Lender**", and together with all other Note holders, the "**Lenders**") represents and understands that Mustard Seed Realty Funds LLC, a Delaware limited liability company (the "**Issuer**", the "**Company**" and the "**Borrower**") is offering (the "**Offering**") promissory notes pursuant to the form of Note provided herewith in a Regulation CF offering subject to Issuer's Form C SEC filing (the "**Form C**", and collectively with the Note and Subscription Agreement, the "**Offering Materials**"), in which the Issuer proposes to raise a minimum aggregate amount of two hundred thousand US dollars ($200,000 (the "**Target Offering Amount**")) and not more than a maximum aggregate amount of one million two hundred thirty-five thousand US dollars ($1,235,000 (the "**Maximum Offering Amount**")).

This Note Purchase Subscription Agreement (this "**Subscription Agreement**") relates to Investor's agreement to purchase a Note in the amount of Principal Balance, on or about the date of this Subscription Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Investor understands that if Investor wishes to purchase a Note, Investor must complete this Subscription Agreement and submit to the **www.investmustardseedrealtyfunds.com** (the "**Platform**"), the Company's portal page for this Offering.

In order to induce the Company to accept this Subscription Agreement for a Note and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Offering Materials, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, a Note in the amount of the applicable Principal Balance on the Closing and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").

2. **Acceptance of Subscription and Issuance of Note**. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Platform. Subscriptions need not be accepted in the order received, and the Notes may be allocated among Investors.

3. **The Closing**. The closing of the purchase and sale of the Note shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

a. The Offering may not close if the cumulative subscriptions in the Offering has not reached the Target Offering Amount by the Offering Deadline.

b. The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

c. The Offering may not close for any individual Investor until such Investor's identity is verified with Encore Bank (the "**Escrow Facilitator**"), and their funds have cleared the escrow account (the "**Escrow Account**").

d. If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

e. The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of Investors.

4. **Payment for Note**. The Investor shall pay to the Issuer the Principal Balance at the time of entering into this Subscription Agreement. Investor may pay the Principal Balance by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Platform's technology. Payment shall be submitted to the Escrow Facilitator and held by the Escrow Facilitator until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Facilitator, Investor's subscription will be canceled.

5. **Escrow arrangements**. Payment for the Note shall be received the Escrow Facilitator from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the amount of the Note owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "**Transfer Agent**"), which books and records shall bear a notation that the Note was sold in reliance upon Regulation CF.

6. **Termination**. The Issuer and Investor may terminate this Subscription Agreement as follows:

a. The Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Subscription Agreement.

b. The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

7. **Representations and Warranties of the Issuer**. As of the Closing, the Issuer represents and warrants that:

a. The Issuer is duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

b. This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Note, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Offering Materials, will be validly issued, fully paid and non-assessable.

d. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Note) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. Assuming the accuracy of the Investor's representations and warranties set forth in Section 8 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Investor and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

g. The Company shall use the proceeds from the issuance and sale of the Note as set forth in the Offering Materials.

h. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

8. **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to and covenants with the Issuer that:

a. Such Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Investor's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investor understands that the Note has not been registered under the Securities Act. Investor also understands that the Note is being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Investor's representations contained in this Subscription Agreement. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

c. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

d. The Investor has received a copy of the Offering Materials. The Investor has not been furnished any offering literature other than the Offering Materials and has relied only on the information contained therein.

e. The Investor understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Offering Materials. The Investor represents that it is able to bear any loss associated with an investment in the Note.

f. The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Note.

g. The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Materials. The Investor has had access to such information concerning the Issuer and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

h. The Investor understands that each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

i. The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Facilitator to return the previously paid Total Purchase Price of the Note, without interest thereon, to the Investor.

j. The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Note, it being understood that information and explanations related to the terms and conditions of the Note and the other transaction documents that are described in the Offering Materials shall not be considered investment advice or a recommendation to purchase the Note.

k. The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Investor regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Note is suitable and appropriate for the Investor.

l. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Note.

m. Investor represents that:

    i. Investor meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

    ii. Investor's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

    iii. Both of Investor's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

n. The Investor is acquiring the Note solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Investor understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The Investor understands that the Note may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

p. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

q. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. Investor's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Investor's jurisdiction.

9. **Conditions to Obligations of the Investor and the Issuer**. The obligations of the Investor to purchase and pay for the Note specified on the signature page and of the Issuer to sell the Note are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 7 hereof and of the Investor contained in Section 8 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10. **Obligations Irrevocable**. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11. **Events of Default; Remedies**. Occurrence of any of the following shall constitute an event of default (the "**Event of Default**"): (a) the nonpayment of any principal or interest by Issuer on the Note when the same becomes due and payable; (b) Issuer fails to pay when due any installment of interest hereunder or any other payment due hereunder and such failure continues for a period of five days, or (c) Issuer failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Investor may choose to notify Issuer of the default. Issuer shall have thirty (30) days from the date of the notice to remedy the default condition.

12. **Indemnity**. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber

herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

13. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF INVESTORS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 14 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

14. **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:
Mustard Seed Realty Funds LLC
1660 Lutz Rd.
Lima, OH 45801

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

15. **Miscellaneous**.

   a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

   b. This Subscription Agreement is not transferable or assignable by Investor.

   c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

   d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

   e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

   f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

   g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

   h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

   i. The terms and provisions of this Subscription Agreement, specifically Sections 12, 13, and 14 of this Subscription Agreement, shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Investor, and the terms of this Subscription Agreement.

j.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

k.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

l.   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Note shall be immediately subject to this Subscription Agreement, to the same extent that the Note, immediately prior thereto, shall have been covered by this Subscription Agreement.

m.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

16. <u>Subscription Procedure</u>. Each Investor, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform ("**Online Acceptance**"), confirms such Investor's information and his or her investment through the Platform and confirms such Investor's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Investor's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Investor, (b) the Company's acceptance of Investor's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

EXHIBIT C: SECURED PROMISSORY NOTE

SECURED PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE BORROWER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

FOR VALUE RECEIVED, this Promissory Note (this "**Note**") is made by Mustard Seed Realty Funds LLC, a Delaware limited liability company ("**Borrower**"), to and in favor of the undersigned (together with its successors and/or assigns, the "**Lender**"). This Note is being made in conjunction with that certain Regulation CF Note Purchase Subscription Agreement between the Borrower and the Lender and is dated as of the date of the signed agreement (the "**Subscription Agreement**"). Capitalized terms used but not otherwise defined in this Note have the meanings given such terms in the Subscription Agreement. This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Subscription Agreement, to which reference is made for a description of this Note.

NOW, THEREFORE, FOR VALUE RECEIVED, Borrower unconditionally promises to pay to the order of Lender, without any counterclaim, setoff or deduction whatsoever, the loan amount set for on the signature page of the Subscription Agreement (hereinafter referred to as the "**Principal Balance**"), together with interest accruing at the Interest Rate (defined below), in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

ARTICLE I
TERMS AND CONDITIONS

1.1 Interest.

This Note shall bear interest at a MONTHLY rate of one percent (1%) based upon the amount outstanding as of any calculation date.

1.2 Payment of Interest; Principal Payment.

Interest shall be payable MONTHLY commencing on the twenty-fifty day of each calendar month following the date funds are first advanced hereunder. On the last day of the 60th month following the date of the signed Subscription Agreement (the "**Maturity Date**"), subject to Section 1.5 below, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon. In the event the Note is pre-paid prior to the Maturity Date, Prepayment (defined below) shall be accompanied by the payment of interest accrued to the date of such Prepayment and all costs, expenses or charges then owed to Lender pursuant to this Note.

BORROWER HEREBY ACKNOWLEDGES AND AGREES THAT THE PRINCIPAL BALANCE OF THIS PROMISSORY NOTE SHALL BE DUE AND PAYABLE ON THE MATURITY DATE.

1.3 <u>Application of Payments</u>.

All payments hereunder shall be payable in immediately available funds in lawful money of the United States. At the Lender's discretion, all payments shall be applied first to the payment of any outstanding costs, and thereafter to accrued interest then due, and thereafter to the reduction of the unpaid Principal Balance.

1.4 <u>Place of Payment</u>.

Borrower shall make payment in full of the Principal Balance, together with interest thereon pursuant to Section 1.2, by tendering payment to Lender at the address shown on the Subscription Agreement signature page or at such other place as from time to time may be designated in writing by Lender.

1.5. <u>Automatic Extension</u>.

Borrower shall issuer written notice to Lender not less than sixty (60) days and not more than ninety (90) days prior to the Maturity Date and Lender shall have thirty (30) days from the date of such notice to issue written notice to Borrower requesting payment of the entire Principal Balance then remaining unpaid, together with accrued and update interest thereon, at the Maturity Date. In the event Lender does not make such request, the Maturity Date shall automatically and without further action be extended for one (1) year (the "**Extension Term**"), and may thereafter be extended for additional one (1) year periods in accordance with this Section 1.5.


ARTICLE II
PREPAYMENT AND FEES


2.1 <u>Default</u>.

Occurrence of any of the following shall constitute an event of default: (a) the nonpayment of any principal or interest by Borrower on the Note when the same becomes due and payable; b) Borrower fails to pay when due any installment of interest hereunder or any other payment due hereunder and such failure continues for a period of five days, or (c) Borrower's failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Lender may choose to notify Borrower of the default. Borrower shall have thirty (30) days from the date of the notice to remedy the default condition.

2.2 Prepayment.

Borrower may prepay all or a portion of the outstanding Principal Balance of this Note before or after the invocation of an Extension Term, without penalty of any kind ("**Prepayment**"). If Borrower intends to make a Prepayment, Borrower shall notify Lender in writing in advance of such Prepayment, and any Prepayment shall be accompanied by the payment of interest accrued to the date of such Prepayment and all costs, expenses or charges then owed to Lender pursuant to this Note; then Lender shall apply such Prepayment to reducing the outstanding Principal Balance under this Note.

2.3 Redemption of Note.

Prior to the Maturity Date, in the event the Lender desires redemption of this Note, the Lender shall submit a written request ("**Redemption Request**") to the Borrower. The Borrower shall have sole and absolute discretion to determine whether or not the Borrower shall accept such Redemption Request. If the Borrower accepts a Redemption Request, to the extent there is sufficient and available cash flow, as determined by the Borrower in its sole discretion, the Borrower shall redeem the Note from the Lender for the Redemption Price. For purposes of this Note, the "**Redemption Price**" shall be equal to the original Principal Balance set forth above, and in such circumstance, the Lender specifically agrees to waive any right to the payment of any accrued interest or other costs or charges accrued hereunder.   If accepted by the Borrower, closing on the redemption of this Note shall occur electronically no later than the last business day of the subsequent fiscal quarter after the Borrower receives a Redemption Request, and the Borrower shall tender cash or other readily available funds to the Lender in payment of the Redemption Price for this Note.

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ARTICLE III
SECURITY / ACCELERATION

</center>

3.1 Security.

As security for the prompt payment when due of all amounts pursuant to this Note and any renewals, extensions or modifications thereof, Borrower hereby grants to Lender, a security interest in all of Borrower's assets, including all of Borrower's furnishings, machinery, chattel paper, equipment, instruments, documents, investment property, general intangibles, including without limitation all of Borrower's intellectual property, deposit accounts and all money, and all property now or at any time in the future in Lender's possession, all inventory, payment intangibles, letter-of-credit rights, supporting obligations, accounts, accounts receivable, goods (as such terms may be defined in the UCC), and all replacements, accessions, substitutions and proceeds of the foregoing, including but not limited to, insurance proceeds and claims against third parties, all products and all books and records related to any of the foregoing (collectively, as the "Collateral"). Borrower agrees to execute and cooperate fully in the filing of UCC-1 Financing Statements and any other filings evidencing the security interest in the Collateral granted herein to Lender, in such jurisdictions, as Lender shall specify.

"**UCC**" means the Uniform Commercial Code of the State of Delaware, as amended from time to time; *provided, however,* that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interest in any Collateral granted by this Note is covered by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Delaware, then the term UCC shall include the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions of this Note relating to such perfection or effect of perfection or non-perfection.

3.2 Acceleration of Maturity.

In addition to any other remedy that Lender may have, at the option of Lender, in the event that Borrower shall be generally not paying its debts as they become due, or shall admit in writing its inability to pay such debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower, seeking to adjudicate Borrower bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of Borrower or the debts of Borrower under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for Borrower or for any substantial part of the property of Borrower, and, in the case of any such proceeding instituted against Borrower, the petition commencing such proceeding is not dismissed within 120 calendar days of the date of the filing thereof; or Borrower shall take any action to authorize or effect any of the actions set forth above, the whole of the Principal Balance, together with all interest and other charges due under this Note, shall immediately become due and payable ("**Acceleration of Maturity**").

3.3 Collection and Enforcement Costs.

Borrower, upon demand, shall pay Lender for all costs and expenses, including without limitation, reasonable attorneys' fees, paid or incurred by Lender in connection with the collection of any sum due hereunder, or in connection with enforcement of any of Lender's rights or Borrower's obligations under this Note.

ARTICLE IV
MISCELLANEOUS PROVISIONS

4.1 Successors and Assigns.

Subject to the restrictions on transfer described in Sections 11 and 12 below, the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

4.2 Waiver and Amendment.

Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Holder.

4.3 <u>Headings</u>.

The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand, or limit any of the terms or provisions hereof.

4.4 <u>Transfer of this Note</u>.

With respect to any offer, sale or other disposition of this Note, Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 11 that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Holder promptly after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered Holder hereof as the owner and Holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

4.5 <u>Assignment by the Company</u>.

Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Holder.

4.6 <u>No Member Rights</u>.

This Note shall not entitle the Holder to any voting rights or any other rights as a member of the Company or to any other rights except the rights stated herein.

4.7 <u>Notices</u>.

All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be delivered in accordance with the terms of the Subscription Agreement

4.8 <u>Waivers</u>.

Except for the notices required by this Note, the Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this Note.

4.9 <u>Security Interest; Pari Passu Notes</u>.

The Obligations of the Company under this Note and all other Notes are secured by the Collateral. Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes issued pursuant to the Purchase Agreement or pursuant to the terms of such Notes. In the event Holder receives payments in excess of its pro rata share of the Company's payments to the holders of all of the Notes, then Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

4.10 <u>Expenses</u>.

In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

4.11 <u>Usury</u>.

In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

4.12 <u>Severability</u>.

If any term or provision of this Note or the Security Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or the Security Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

4.13 <u>Governing Law</u>.

This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

[*Signature Page Follows*]

        IN WITNESS WHEREOF, Borrower has duly executed this Promissory Note as of the day and year first above written.

BORROWER:

Mustard Seed Realty Funds LLC

_____

By, Benjamin Waggamon, Manager

LENDER:

[NAME]

_____

By, [NAME], [TITLE]
[DELETE THE ABOVE IF THE INVESTOR IS AN INDIVIDUAL]

EXHIBIT D: ARTICLES OF ORGANIZATION

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

FIRST
Name

The name of the limited liability company is:
Mustard Seed Realty Funds LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite A in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
A Registered Agent, Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 12th day of December, 2024.

Name: A Registered Agent, Inc., Organizer

By: Pat Brick________________

Patrick Brickhouse, Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 12/12/2024
FILED 02:22 PM 12/12/2024
SR 20244475601 - File Number 10035592